UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 42 - 12º Andar
Rio de Janeiro – RJ – Brasil
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Dear Shareholders,

Management of Contax Participações S.A. (“Contax Participações“ or the "Company") submits, together with the financial statements and the Report of Independent Auditors, the Letter to the Shareholders for the year ended December 31, 2005.

Contax Participações S.A., a publicly-held company whose registered corporate purpose is to hold interests in other companies, commercial or civil as a partner, shareholder or quotaholder, has one subsidiary TNL Contax S.A. (“TNL Contax”), a contact center service provider. In 2005, the Company completed its registration with the São Paulo Stock Exchange (BOVESPA) and established an American Depositary Receipts (ADRs) program of preferred shares. Share trading on BOVESPA began on August 29, 2005 and in the over-the-counter-market in the United States of America on August 31, 2005. The Company’s shares started to be traded on the stock market with a capitalization value of approximately R$ 594 million and ended 2005 with approximately R$ 1,200 million.

TNL Contax ("TNL Contax"), Contax Participações’ only subsidiary, is a contact center service provider that offers a variety of integrated customer interaction solutions between its clients and their consumers, including telemarketing operations, customer services, customer retention, technical support and debt collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax and others.

TNL Contax main services are as follows:

  Customer Care. TNL Contax’s customer care services range from simple customer assistance, such as providing information about products and services, to more complex requests, such as: (i) initial troubleshooting of interrupted services, (ii) handling billing inquiries, and (iii) activating new services and/or monitoring the installation of the required equipment at the customer’s site.

  Telemarketing: This service is primarily focused on outbound client acquisition, up-selling and cross selling of its client’s products and services. Our telemarketing services include prospect identification, campaign management and data mining. TNL Contax also provides inbound telemarketing services, which are executed in coordination with our clients’ marketing campaigns. We are also implementing aggressive cross-selling sales strategies to monetize each inbound customer service contact.

  Technical Support: TNL Contax provides comprehensive technical product support for our clients’ customers. For example, we handle troubleshooting calls of consumer products, respond to software and hardware problems, provide support for ISPs’ dial-up and broadband customers, and manage corporate IT help desks. For such services, we usually employ qualified personnel with specialized technical training in dedicated teams.

  Retention. TNL Contax provides our clients with customer retention services, whether by persuading their end customer not to cancel a service or by observing customer behavior and taking preventive measures to avoid cancellation requests. TNL Contax collaborates with our clients in order to develop new scripts as well as new retention offers to improve the results of such activities.

  Debt Collection. TNL Contax designs debt collection strategies together with our clients to maximize results, while emphasizing customer retention. TNL Contax participates from the early stages of developing our clients’ collection strategy to the actual execution of the strategy, using database filters (systems which prioritize contacts and determine the type of service each customer will receive), predictive dialers and other automatic contact tools, such as voice mail and text messages typically sent to wireless handheld devices, in order to maximize the chances of contact and behavior models which enable us to categorize customers’ risk and identify the most efficient techniques of interacting with customers. In order to enhance our performance, we launch pilot programs to test the statistical efficiency of specific tools and strategies.

  Market research: TNL Contax also offers market researches, contacting directly the target public, generating the necessary information for its customers to make strategic decisions.

Operational Performance

Operations

Contax Participações, through its subsidiary TNL Contax, with its 15 contact centers in Brazil, offers inbound and outbound contact center relationship to various clients, with specific demand and level of sophistication.

The Company has grown its operations continuously, to become one of the leading companies in the segment of "contact center", operating 22,481 workstations, representing an increase of 28% in relation to 2004, and has 49,554 employees at December 2005. Gross revenue increased 59%, from R$ 709 million in 2004 to R$ 1,129 million in 2005.

(*)Period-ended

In 2005, TNL Contax consolidated its leading position and expanded its operations, mainly by offering new products to preexisting clients.

Clients

TNL Contax has several clients in many different industries, such as Orbitall, Unibanco, HSBC, Itaú, NET, CEMIG, IG and Xerox, besides Telemar and Oi. During 2005, it has grown its client’s portfolio serving new clients such as ABN Amro, Bradesco, GE Capital, Coelba and Celpe.

Management model

The year of 2005 was very important to the consolidation of the management model of TNL Contax, with the unfolding of the Corporative goals from top management to supervision level, totaling approximately 14,100 goals that were followed throughout the year. In addition, the Company defines and manages specific goals in each service group for all its workstations’ operators.

As to quality goals, with a great focus on achieving targets with its clients, the Company has kept constant monitoring of over 180 quality goals of its operations. In all cases, the Company managed to systematically identify any inconformity item and insured any implementation of improvements. Contax’s management model has been its trademark and one of the main reasons for obtaining constant results.

Infrastructure and Technology

Another important feature in 2005 was related to the Company’s expansion facilities. To support its growth, the Company built a new and modern site center in Rio de Janeiro with a capacity of 1,200 workstations and expanded the sites in São Paulo, Fortaleza, Rio de Janeiro, Salvador e Porto Alegre in over 3,213 workstations. Investments were also made to improve Recife’s and Fortaleza’s facilities, making them more modern, functional and comfortable. New training centers were built in Rio de Janeiro and São Paulo with a total of 27 new classrooms all over the country, with a capacity to train 2,200 employees/month. In respect to the technology area, the Company implemented data and voice corporative network over its main sites, began the use of URA with voice recognition and started a project with VOIP (Voice over Internet Protocol).

Employees

The high quality of our services is directly related to the quality and motivation of our employees. Therefore we invest time as well as resources on this matter. The Company invested R$ 15 million on training in 2005, with 4.1 million training hours.

TNL Contax was the biggest new jobs provider in Brazil for the last year and is currently one of the biggest employers of Brazil. With 70% of its employees females and with an age average of 25 years, the Company is a great former of young talents. During 2005, 8,970 employees started their first job with us.

The professional growth of our employees is a priority to Contax and, therefore, the Company is improving its training methods. Through a program named “Evoluir” (Evolution), which main goal is to prepare people with a focus on performance excellence, new operators as well as senior ones receive continuous orientation. All training classes are prepared in accordance with each kind of service and client, including technical and behavior training in the classroom, followed by on the job training. With a focus on the employees’ development and through an intense meritocracy policy, approximately 3,200 employees have been promoted last year.

The organizational environment is also of great relevance to Contax. To achieve more effective results, the Company has incorporated as part of its strategy, the opinion and satisfaction level of its employees and, therefore, the Company continuously realizes in-house surveys with its employees related to job environment, company values and management relationship aspects. These surveys are the basis to facilitate improvements.

In the social responsibility area, TNL Contax has participated in social campaigns such as “Natal Sem Fome” (collecting food to distribute during Christmas time), promoted by “Ação da Cidadania” (a Non-governmental organization that acts throughout Brazil), collecting 402 tons of food in 2005, “Campanha do Agasalho” (collecting clothes to donate to homeless people and shelters) and “Dia das Crianças” (collecting clothes and toys for poor children living at orphan shelters) collecting 168 thousand items this year.

Strategy

During 2005, Contax achieved one more strategic cycle, making necessary a new and deeper analysis of its industry and business model, to redefine its market position in face of future challenges. Therefore, the Company revised its strategic plan for the following years. The Quality and Management Model policies were reinforced, as well as a focus on its main products, seeking operational excellence and execution leadership. By that, the Company tries to fortify its outstanding position in the “contact center” industry.

Economic and Financial Performance

Net Revenue

Net revenue increased by R$ 390 million in 2005, representing a growth of 60%, to R$ 1,045 million.

This increase is mainly due to new services offered to existing clients, such as Debt Collection, Retention, Telemarketing, Technical Support Services and Costumer Care, for which the Company operated 4,974 new workstations, representing a growth of 28%, from 17,507 workstations in 2004 to 22,481 in 2005.

Cost of services rendered

Total costs of services increased by R$ 282 million in 2005, representing a growth of 49%, from R$574 million in 2004 to R$ 856 million in 2005. 78% of our costs of services rendered are related to personnel expenses, including wages and salaries, benefits, training and others. The remaining 22% are third party services, equipment maintenance, rentals, facilities, general expenses and depreciation costs. More than 90% of our costs of services are variable, meaning they are related to the growth of business.

The costs of services rendered increased in 2005, when compared to 2004, was due to the growth of the volume of services rendered to our existing clients, that generated an increase in costs with a correspondent growth in income. This growth in our operations made possible an R$ 159 million EBITDA in 2005.

Depreciation increased by R$16 million in 2005, from R$22 million in 2004 to R$38 million in 2005. This increase was due to investments made in 2004 and 2005, totaling R$ 98 million and R$ 90 million, respectively, to support operational growth.

Selling, general and administrative expenses

Total selling, general and administrative expenses increased by R$8 million in 2005, representing a growth of 15%, to R$60 million. This increase was due to incremental costs related to business growth and support areas, such as personnel, specialized services and other expenses, representing R$ 7 million.

Non-operating Income (Expenses), Net

During 2005, we sold some unused assets and recognized a loss from technological obsolescence of some equipment that were no longer operational, resulting in non-operating income of R$ 0.2 million.

In 2004, the Company made a provision to reflect the market value in the amount of R$ 36 million, related to improvements carried out in a building at Rio de Janeiro, originally made to host the “data center” discontinued operations.

Income Tax and Social Contribution

During 2005, the income tax and social contribution amounts were compatible with the current legal rate resulting in a charge of R$ 50 million.

During 2004, mainly due to the provision to reflect the market value mentioned above, the Company recorded a tax credit related to this provision in the amount of R$ 12 million, impacting the 2004 results of operations.

Net Income

Net income increased R$ 99 million, to R$81 million, when compared to 2004. This increase was due to: (i) a higher operating margin; (ii) an increase of R$ 29 millions in financial results; and (iii) provision to reflect the market value of a building in 2004 (R$ 36 million offset by income tax benefit of R$ 12 million); offset by income tax and social contribution on the effects of the above.

Acknowledgments

Contax Participações’ management wishes to thank our shareholders, clients and suppliers for the confidence and trust distinguished to us and, specially, to our employees, for their dedication and personal efforts that made possible our operations substantial growth. The year 2005 was one more year to be remembered for the Company’s growth of operations and the consolidation of its leading position in the contact center industry in Brazil. Our client satisfaction and, by consequence, its products’ and/or services’ customers, remains and will remain our priority. We will continue to work with a highly motivated team, with creative and innovative solutions and sensitive to problems and needs in a highly competitive market, at the same time keeping our clients, suppliers and partners involved in these challenges.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2006

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.